PINNACLE ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

April 7, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. David L. Orlic

Re:	Pinnacle Entertainment, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 24, 2015

File No. 001-13641

Dear Mr. Orlic:

This letter is being submitted by Pinnacle Entertainment, Inc. (the “Company”), in response to the comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2015 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 24, 2015 with the Commission (the “PREC14A”). The Company is filing Amendment No. 1 to the PREC14A (“Amendment No. 1”) to respond to certain of the Staff’s comments, as described in more detail below. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

General

1.	Throughout the document, please qualify as your belief that the stockholder proposals inappropriately seek to dictate certain corporate governance provisions and that the proposed amendments to the company’s bylaws would improperly hinder the board in exercising its fiduciary duties and acting in the best interests of all of the company’s stockholders.

The Company has revised the disclosure on pages 77-78 of Amendment No. 1 in response to the Staff’s comment.

Abstentions and Broker Non-Votes, page 7

2.	Disclosure states that the ratification of the appointment of the independent auditor is a routine matter. Under NYSE rules, in a contested election, a broker does not appear to have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure as necessary, or provide an analysis supporting this assertion.

Rule 452 of the New York Stock Exchange (“NYSE Rules”) provides brokers discretionary authority to vote on “routine” proposals if the beneficial owner of the stock has not provided specific instructions to the broker at least 10 days before a scheduled meeting. NYSE Rule 452.11 lists by way of example “non-routine” matters, including items such as any matters which are the subject of a counter-solicitation and stockholder proposals opposed by management. While Proposals 1, 2, 4, 5, 6, and 7 are “non-routine” matters under NYSE Rule 452, Proposal 3, “Ratification of Appointment of Independent Auditors,” qualifies as a “routine” matter under NYSE Rule 452, unless subject to a counter-solicitation by a stockholder (i.e., a contest). Therefore, in response to the Staff’s comment, the Company has revised the relevant disclosure on page 7 of Amendment No. 1 to indicate that brokers or other financial institutions will have discretionary authority to vote on Proposal 3, unless the beneficial owners for whom such brokers or other financial institutions hold the shares receive proxy materials from UNITE HERE in opposition to the Company’s proxy materials (in which case such brokers or other financial institutions would not have discretionary authority).

General, page 9

3.	Disclosure states that, in the event any nominee declines or is unable to serve as a director, the proxies will be voted by the proxy holders for a substitute nominee as directed by the board. Please revise this to be consistent with Rule 14a-4(c)(5), or advise us as to the nature of this authority.

The Company has revised the disclosure on page 9 of Amendment No. 1 in response to the Staff’s comment.

4.	Please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Company hereby confirms that should it lawfully identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 7, page 75

5.	In the second paragraph of this section, you state that, in the event that Unite Here does not provide appropriate proof that it has solicited the requisite percentage of voting shares, then the proxy holders will exercise discretionary voting authority under Rule 14a-4(c) to vote against the stockholder proposals. Please clarify that this is only the case if a stockholder does not specify a choice with respect to the matter.

The Company has revised the disclosure on page 75 of Amendment No. 1 in response to the Staff’s comment.

6.	Please provide support for the assertion that the Unite Here proposals are self-serving.

The Company has deleted the referenced disclosure in Amendment No. 1 in response to the Staff’s comment.

Stockholder Proposal regarding a Recommendation to Amend the Company’s Bylaws to Require a Majority of the Voting Power, page 79

7.	Disclosure appears to characterize the proponents’ final resolution as a request to subject bylaw amendments to majority vote, which you assert is already the case. However, the final proposal appears instead to be a recommendation against any imposition by the board of supermajority requirements. Please revise your disclosure accordingly.

The Company has revised the disclosure on page 79 of Amendment No. 1 in response to the Staff’s comment.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at 702-541-7748.

Sincerely,

/s/ John A. Godfrey
John A. Godfrey,
Executive Vice President, General Counsel and Secretary

cc:	David M. Lynn, Esq.
Elliot D. Hoops, Esq.